--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                THERMEDICS INC.
                           (NAME OF SUBJECT COMPANY)

                                THERMEDICS INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  883901 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                    T. ANTHONY BROOKS AND NICHOLAS T. ZERVAS
                        MEMBERS OF THE SPECIAL COMMITTEE
                           OF THE BOARD OF DIRECTORS
                             C/O JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-6600
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                               JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-6600

[ ] check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Thermedics Inc., a Massachusetts corporation (the "Company"). The address of the principal executive offices of the Company is 470 Wildwood Street, P.O. Box 2999, Woburn, Massachusetts 01888-1799. The telephone number of the principal executive offices is (781) 622-1000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $.10 par value per share, of the Company (the "Common Stock" or the "Shares"). As of March 31, 2000, there were 42,049,606 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the subject company, Thermedics Inc. The business address, and business telephone number of the Company are set forth in Item 1 above.

     This Schedule 14D-9 relates to the exchange offer by Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to exchange 0.45 shares (the "Exchange Ratio") of common stock, $1.00 par value per share, of Thermo Electron (the "Thermo Electron Common Stock") for each outstanding share of Common Stock of the Company not currently owned by Thermo Electron (the "Publicly Held Shares"), upon the terms and subject to the conditions set forth in the Prospectus, dated May 1, 2000 (the "Prospectus"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer"). Thermo Electron filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on May 1, 2000, of which the Prospectus forms a part.

     The Prospectus states that if the tender offer is completed, Thermo Electron will own at least 90% of the Company's outstanding Shares and will cause the Company to merge with and into Thermo Electron (the "Merger") in a so-called "short-form" merger. A short-form merger would not require the approval of the Company's Board of Directors or the stockholders of the Company other than Thermo Electron.

     Thermo Electron's principal executive offices, as set forth in the Prospectus, are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046 and its business telephone number is (781) 622-1000.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Thermo Electron or its direct and indirect affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Thermo Electron or obtained from reports or statements filed by Thermo Electron with the Commission, including, without limitation, the Registration Statement and the Prospectus, and the Company takes no responsibility for such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     History of the Company. The Company was incorporated as a Massachusetts corporation in June 1983 as a wholly owned subsidiary of Thermo Electron. In August 1983 the Company conducted an initial public offering of its Common Stock. Following the offering, Thermo Electron, through its ownership of Common Stock, maintained a controlling interest in the Company. According to the Exchange Offer, Thermo Electron is a global leader in the development, manufacture and sale of measurement and detection instruments used to monitor, collect and analyze data that provides knowledge for the user. The instruments are used in a wide range of industries, including industrial processing, food and beverage production, life science research and medical diagnostics.

     As described below under "Item 4 -- The Solicitation or Recommendation," on January 31, 2000, Thermo Electron announced a restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business. In that announcement, Thermo Electron stated that it planned to take private certain of its majority owned subsidiaries, including the Company. On March 8, 2000, the Exchange Ratio was announced by Thermo Electron. On May 1, 2000, Thermo Electron filed the Registration Statement with the Commission and commenced the Offer. The Prospectus also has been filed with the Commission as part of the Registration Statement and as Exhibit 6 hereto.

     Based on the Prospectus, as of March 31, 2000, Thermo Electron beneficially owned 31,759,424 Shares, representing approximately 75.5% of the then issued and outstanding Shares.

     Composition of the Company's Board of Directors. The Company's Board of Directors currently consists of the following six members (George N. Hatsopoulos retired from the Board of Directors effective March 31, 2000):

T. Anthony Brooks.......Mr. Brooks, 60, Chairman of the Special Committee, has
                        been a director of the Company since September 1998. Mr. Brooks was a managing director and member of the operating committee of Lehman Brothers Inc. from 1991 until his retirement in 1997. While at Lehman Brothers Inc., Mr. Brooks was the head of global equity capital markets from 1991 to 1994 and the head of the European equity division from 1995 to 1996.

Peter O. Crisp..........Mr. Crisp, 67, has been a director of the Company since
                        1983. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm, for over five years until his retirement in September 1997. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997. Mr. Crisp is also a director of American Superconductor Corporation, Evans & Sutherland Computer Corporation, Thermo Electron, Thermo Trex Corporation and United States Trust Corporation.

Paul F. Ferrari.........Mr. Ferrari, 69, has been a director of the Company since 1991. Mr. Ferrari was a vice president of Thermo Electron from 1988 until his retirement at the end of 1990, its secretary from 1981 to 1990, and its treasurer from 1967 to 1988. He served as the Company's clerk from 1983 to 1990 and its treasurer from 1983 to 1988. Mr. Ferrari is also a director of General Scanning Inc. and ThermoTrex Corporation.

John T. Keiser..........Mr. Keiser, 64, has been a director of the Company since
                        April 1997. He has been the president and chief executive officer of the Company since March 1998 and December 1998, respectively. From 1994 until March 1998, Mr. Keiser was a senior vice president of the Company. Mr. Keiser has been the chief operating officer, biomedical and emerging technologies, of Thermo Electron since September 1998, and a vice president from April 1997 until his promotion. He has also been the president of Thermo Electron's wholly owned biomedical group, a manufacturer of medical equipment and instruments, since 1994. Mr. Keiser was president of Eberline Instrument, a division of Thermo Instrument Systems Inc., a manufacturer of measurement and detection instruments and a majority owned subsidiary of Thermo Electron, from 1985 to July 1994. The Eberline Instrument division manufactures radiation detection and counting instrumentation and radiation monitoring systems. Mr. Keiser is a director of Thermo Cardiosystems Inc., ThermoLase Corporation, ThermoTrex Corporation and Trex Medical Corporation.

John W. Wood Jr. .......Mr. Wood, 56, has been a director of the Company since
                        1984 and chairman of the board since March 1998. Mr. Wood was president and chief executive officer of the Company from 1984 to March 1998. Mr. Wood has been a senior vice president of Thermo Electron since December 1995, and, prior to that promotion was a vice president of Thermo Electron from September 1994 to December 1995.

Nicholas T. Zervas......Dr. Zervas, 70, a member of the Special Committee, has been a director of the Company since 1987. Dr. Zervas has been Chief of Neurosurgical Service, Massachusetts General Hospital, since 1977. Dr. Zervas is also a director of Thermo Cardiosystems Inc., ThermoLase Corporation and ThermoTrex Corporation.

     Executive Officers of the Company. The following persons are currently executive officers of the Company:

NAME                                                       TITLE
----                                                       -----
John T. Keiser...........................  President and Chief Executive Officer
Theo Melas-Kyriazi.......................  Chief Financial Officer
Victor L. Poirier........................  Senior Vice President
Daniel L. Brown..........................  Vice President

     According to the Prospectus, following the consummation of the Offer and the Merger, Thermo Electron anticipates that the Board of Directors of the Company will be comprised solely of members of the Company's and Thermo Electron's management.

     Conflicts of Interest. Certain directors and the executive officers of the Company have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized herein.

     Mr. Brooks, the Chairman of the Special Committee is deemed to beneficially own 5,367 Shares. The Shares deemed beneficially owned by Mr. Brooks include 1,000 Shares that Mr. Brooks has the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. The Shares deemed beneficially owned by Mr. Brooks also include 1,367 Shares that have been allocated to Mr. Brooks' account maintained under the Company's Deferred Compensation Plan for directors.

     Dr. Zervas, a member of the Special Committee is deemed to beneficially own 22,064 Shares. The Shares deemed beneficially owned by Dr. Zervas include 10,364 Shares that have been allocated to Dr. Zervas' account maintained under the Company's Deferred Compensation Plan for directors.

     Officers and directors of the Company who own Shares and tender such Shares will receive the same Exchange Ratio on the same terms as set forth in the Exchange Offer. As of January 31, 2000, the members of the Board of Directors and executive officers of the Company owned, in the aggregate, 178,766 Shares. Assuming all the members of the Board of Directors and all executive officers actually tender their Shares, they would receive an aggregate of 80,444 shares of Thermo Electron Common Stock in exchange for their Shares.

     In addition, as of January 31, 2000, the directors, including Mr. Brooks, and executive officers of the Company held options to acquire an aggregate of 406,000 Shares with exercise prices ranging from $7.14 to $17.11 per Share. In connection with the acquisition of the Shares and the Merger, Thermo Electron will assume the options to acquire Shares and will convert such options into options to acquire shares of Thermo Electron Common Stock on the same terms as Thermo Electron assumes and converts all of the other outstanding Company options in connection with the Exchange Offer and the Merger.

     Certain directors and certain executive officers of the Company are directors or officers of Thermo Electron. Certain of such directors and executive officers of the Company hold equity interests in Thermo Electron. John
T. Keiser, a Director, President and Chief Executive Officer of the Company, is also Chief Operating Officer, biomedical, of Thermo Electron. Theo Melas-Kyriazi, the Chief Financial Officer of the Company, is also the Chief Financial Officer of Thermo Electron. Peter O. Crisp, a Director, is also a Director of Thermo Electron. Consequently, certain of these directors and officers receive or have received compensation not only from the Company but also from Thermo Electron.

     The members of the Board of Directors of Thermo Electron own common stock of, or hold options to purchase the common stock of, Thermo Electron and/or the Company. In addition, certain members of the Board of Directors of Thermo Electron are also officers of the Company. These positions and equity interests present these directors with actual or potential conflicts of interest in determining the fairness of the Offer and the Merger to the Public Shareholders. See Annex A to the Prospectus, which is Exhibit 6 hereto and incorporated herein by reference, for a listing of the positions that the members of the Board of Directors of Thermo Electron hold with Thermo Electron and/or the Company and their ownership of the common stock of Thermo Electron and/or the Company.

     Thermo Electron has entered into separate indemnification agreements with each of the Company's executive officers and directors, including Mr. Brooks and Dr. Zervas, providing for the indemnification and advancement of expenses to such person directly by Thermo Electron in the event that such person, by reason of his or her status as a director or officer of the Company (or service as a director, officer or fiduciary of another entity at the request of Thermo Electron), is made or is threatened to be made party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if such officer or director acted in good faith and in a manner believed to be in or not opposed to the best interests of Thermo Electron and, in the case of a criminal action or proceeding, had no reason to believe his or her conduct was unlawful. Each of the directors of the Company, including Mr. Brooks and Dr. Zervas, also has entered into an indemnification agreement with the Company, on terms and conditions similar to the Thermo Electron indemnification agreement. Forms of such indemnification agreements are attached hereto as Exhibit 9 and Exhibit 10.

     Certain Compensation Matters; Agreements. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of the Company's executive officers or directors are summarized below. Thermo Electron has entered into agreements with certain executive officers and key employees of Thermo Electron and its subsidiaries, including the Company, that provide severance benefits if there is a change in control of Thermo Electron and their employment is terminated by Thermo Electron "without cause" or by the individual for "good reason," as those terms are defined therein, within 18 months thereafter. For purposes of these agreements, a change in control exists upon (i) the acquisition by any person of 40% or more of the outstanding common stock or voting securities of Thermo Electron; (ii) the failure of the Thermo Electron board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of Thermo Electron's board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election; (iii) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Thermo Electron or the sale or other disposition of all or substantially all of the assets of Thermo Electron unless immediately after such transaction (a) all holders of Thermo Electron common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and (b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or (iv) approval by stockholders of a complete liquidation or dissolution of Thermo Electron.

     In 1998, Thermo Electron authorized an executive retention agreement with each of Mr. John T. Keiser and Mr. Victor L. Poirier. These agreements provide that in the event the individual's employment is terminated under circumstances described above, the individual would be entitled to a lump sum payment equal to the sum of (a) in the case of Mr. Keiser, two times, and in the case of Mr. Poirier, one times, the individual's highest annual base salary in any 12 month period during the prior five-year period, plus (b) in the case of Mr. Keiser, two times, and in the case of Mr. Poirier, one times, the individual's highest annual bonus in any 12 month period during the prior five-year period. In addition, the individual would be provided benefits for a period of, in the case of Mr. Keiser, two years, and in the case of Mr. Poirier, one year, after such termination substantially equivalent to the benefits package the individual would have been otherwise entitled to receive if the individual was not terminated. Further, all repurchase rights of Thermo Electron and its subsidiaries shall lapse in their entirety with respect to all options and restricted stock that the individual holds in Thermo Electron and its subsidiaries, including the Company, as of the date of the change in control. Finally, the individual would be entitled to a cash payment equal to, in the case of Mr. Keiser, $20,000, and in the case of Mr. Poirier, $15,000, to be used toward outplacement services. These executive retention agreements supercede and replace any and all prior severance arrangements which these individuals had with Thermo Electron.

     Assuming that the severance benefits would have been payable as of January 1, 2000, the lump sum salary and bonus payment under such agreement to Messrs. Keiser and Poirier would have been approximately $920,000 and $364,500, respectively. In the event that payments under these agreements are deemed to be so called "excess parachute payments" under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the individuals would be entitled to receive a gross-up payment equal to the amount of any excise tax payable by such individual with respect to such payment plus the amount of all other additional taxes imposed on such individual attributable to the receipt of such gross-up payment.

     The above mentioned executive retention agreements are also described in
Section 11 -- "Executive Compensation, Executive Retention Agreements" of the Company's Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for its fiscal year ended January 1, 2000 (the "Form 10-K/A"). Such section of the Form 10-K/A is filed as Exhibit 11 hereto.

     In addition to the fees they receive for serving as a director of the Company, Mr. Brooks and Dr. Zervas receive from the Company a quarterly fee of $15,000 for serving on the Special Committee. They also receive an attendance fee of $1,000 for each in-person Special Committee meeting, $500 for each telephonic Special Committee meeting, and reimbursement for out-of-pocket expenses incurred in connection with their service on the Special Committee.

     Transactions Between the Company (and certain of its subsidiaries) and Thermo Electron. The Company (and certain of its subsidiaries) and Thermo Electron are also parties to certain other agreements, arrangements and understandings as summarized below. In accordance with the Thermo Electron Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services to the Company. The Company was assessed an annual fee equal to 0.8% of the Company's revenues for these services for fiscal 1999. The annual fee will remain at 0.8% of the Company's total revenues for fiscal 2000. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1999, Thermo Electron assessed the Company $1,788,000 in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. In fiscal 1999, the Company was billed an additional $56,318 by Thermo Electron for certain administrative services required by the Company that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a Thermo Electron subsidiary or ceases to be a participant in the Thermo Electron Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

     As of January 1, 2000, the Company owed Thermo Electron and its other subsidiaries an aggregate of $3,121,000 for amounts due under the Services Agreement and related administrative charges, for other products and services and for miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and for miscellaneous items. The largest amount of such net indebtedness owed by the Company to Thermo Electron and its other subsidiaries since January 2, 1999 was $7,138,000. These amounts do not bear interest and are expected to be paid in the normal course of business.

     Thermedics Detection, a subsidiary of the Company, purchases an X-ray source that is used as a component in its InScan systems from Trex Medical Corporation, a publicly traded, majority owned subsidiary of ThermoTrex Corporation ("ThermoTrex"), which is itself a publicly traded, majority owned subsidiary of Thermo Electron. Thermedics Detection paid Trex Medical Corporation $81,000 for these products in fiscal 1999.

     Pursuant to an international distributorship agreement, Thermedics Detection appointed Arabian Business Machines Co. ("ABM") as its exclusive distributor of Thermedics Detection's security instruments in certain Middle Eastern countries. ABM is a member of the Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America Corporation, a member of The Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Revenues recorded under this agreement totaled $147,000 in fiscal 1999.

     In June 1998, Thermo Sentron, a subsidiary of the Company, borrowed $21 million from Thermo Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Thermo Sentron entered into this note in order to partially finance its acquisition of the three businesses that constituted the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc ("Graseby"), for $44 million in cash, net of cash acquired, and the assumption of certain liabilities. In December 1998, Thermo Sentron repaid $2 million of this amount and issued Thermo Electron a new promissory note for $19 million in exchange for the initial note. This note is due June 1999 and bears interest under the same terms as the initial note. Subsequently, in June 1999, Thermo Sentron repaid $6 million of this amount and issued a new note for $13 million. Thermo Sentron repaid an additional $1 million under the note in each of the third and fourth quarters of 1999. In March 2000, Thermo Sentron refinanced the note under the Thermo Electron Cash Management arrangement which bears interest at a rate equal to the 30-day Dealer Commercial Paper Rate plus 150 basis points set at the beginning of each month and was 7.55% at April 1, 2000.

     In January 2000, Thermo Sentron entered into a fifteen year lease arrangement with Thermo Electron with respect to Thermo Sentron's principal executive offices in Minneapolis, Minnesota. The rent payable by Thermo Sentron to Thermo Electron under the lease is $50,000 per month for the first five years of the lease, $55,000 per month for the second five years of the lease and $60,000 per month for the final fives years of the lease.

     Thermo Sentron acts as a distributor in Europe for process measurement instruments manufactured by another Thermo Electron subsidiary. In 1999, Thermo Sentron purchased such products from this Thermo Electron subsidiary for $326,000.

     Thermo Electron's Tecomet division provides metal fabrication services in connection with the manufacture of the heart assist devices sold by Thermo Cardiosystems, a subsidiary of the Company. During 1999, Thermo Cardiosystems paid Tecomet $3,651,000 for these services.

     On February 5, 1998, the Company's board of directors voted to issue 4,880,533 shares of Common Stock to Thermo Electron in exchange for 100% of the stock of TMO TCA Holdings, Inc., which is the beneficial owner of 3,355,705 shares of Thermo Cardiosystems' common stock. Thermo Electron had acquired such shares of Thermo Cardiosystems common stock as consideration for the acquisition by Thermo Cardiosystems of International Technidyne Corporation ("ITC") from Thermo Electron in May 1997. The Thermo Cardiosystems shares were valued at $75,000,000 at the time of the acquisition by Thermo Cardiosystems of ITC. The issuance of the 3,355,705 shares of Thermo Cardiosystems' common stock was subject to the approval of Thermo Cardiosystems' stockholders of the listing of such shares for trading on the American Stock Exchange, which was obtained at a special meeting of the stockholders of Thermo Cardiosystems held on April 13, 1998. The Company's issuance of the 4,880,533 shares of Common Stock to Thermo Electron was subject to approval by the Company's stockholders, which was obtained at a special meeting of the Stockholders held on March 31, 1999. The number of shares of Common Stock was determined based on the respective fair market values of the Common Stock and the Thermo Cardiosystems common stock as of February 5, 1998. The fair market values of the 4,880,553 shares of Common Stock and the 3,355,705 shares of Thermo Cardiosystems common stock as of February 5, 1998 were each $75,587,000.

     The Company, along with other U.K.-based Thermo Electron companies, participates in a notional pool arrangement in the U.K. with Barclays Bank, which includes a $114,943,000 credit facility. The Company has access to $6,065,000 under this credit facility. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. As of January 1, 2000, the Company had a positive cash balance of approximately and a $1,441,000 and a negative cash balance of approximately $2,640,000 based on an exchange rate of $1.6171/ GBP 1.00. For 1999, the average annual interest rate earned on GBP deposits by participants in this credit arrangement was approximately 5.44% and the average annual interest rate paid on overdrafts was approximately 5.8025%.

     At year-end 1998, $35,256,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government agency securities, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. At year-end 1999, the Company had invested $46,285,000 under this arrangement. In addition, certain of the Company's European-based subsidiaries participate in a new cash management arrangement with a wholly owned subsidiary of Thermo Electron on terms similar to the domestic cash management arrangement. The Company has access to a $36,473,000 line of credit under this arrangement, of which the Company had invested $411,000 and had borrowed $34,600,000 at year-end 1999. Interest under this arrangement is calculated based on Euro market rates and was 3.95% on the negative balance at year-end 1999.

     The Company, along with certain other Thermo Electron subsidiaries, has entered into a cash management arrangement with ABN AMRO. Only European-based Thermo Electron Subsidiaries participate in this arrangement. The new arrangement with ABN AMRO consists of a zero balance arrangement, which includes a $25,417,000 credit facility. The Company has access to $2,280,000 under this credit facility. Funds borrowed by the Company under this arrangement pay interest at a rate set by Thermo Finance B.V., a wholly owned subsidiary of Thermo Electron, at the beginning of each month, based on Netherlands market rates. Funds invested by the Company under the arrangement earn a rate set by Thermo Finance B.V. at the beginning of each month, based on Netherlands market rates. Such invested funds are collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. Thermo Electron guarantees all of the obligations of each participant in this arrangement. As of January 1, 2000, the Company had a negative cash balance of approximately $698,000, based on an exchange rate of $0.4599/NLG 1.00. As of January 1, 2000, the average annual interest rate earned on NLG deposits by participants in this credit arrangement was approximately 3.19% and the average annual interest rate paid on overdrafts was approximately 3.74%.

     The above referenced contracts, agreements, arrangements and understandings between the Company or its affiliates and Thermo Electron and its subsidiaries are also described in Section 13 -- "Certain Relationships and Related Transactions" of the Form 10-K/A, and such section is filed as Exhibit 11 hereto.

     Material Agreements, Arrangements or Understandings Relating to the Company and the Offer. Thermo Electron has adopted a major reorganization plan under which, among other things, it is acquiring the minority interest in most of its subsidiaries that have minority investors. In furtherance of this plan, Thermo Electron has commenced the Exchange Offer. As part of this reorganization plan, the Company has completed the acquisition of the minority interest in each of its Thermo Voltek, Thermo Sentron and Thermedics Detection subsidiaries. The consideration paid in each of these transactions was $7.00, $15.50 and $8.00 per share in cash, respectively, without interest.

     Executive officers and directors of the Company who held shares of common stock in the Company's subsidiaries described above that were taken private received the same cash consideration per share of subsidiary stock as all other stockholders of such subsidiaries. In addition, the executive officers' and directors' options to acquire shares of such subsidiaries' common stock, for which the granting company's repurchase rights had not lapsed ("unvested options"), were automatically assumed by either the Company or Thermo Electron, as applicable, and converted into options to purchase shares of the Company's common stock or Thermo Electron's common stock on the same terms as were applicable to all the other holders of such subsidiary's options, as described below. In the case of options to acquire shares of such subsidiaries' common stock, for which the granting company's repurchase rights had lapsed ("vested options"), the holders were given the opportunity to elect either to convert the options into vested options to acquire shares of the Company's common stock or Thermo Electron's common stock, as applicable, or to receive cash at the applicable cash transaction price less the applicable exercise price, on the same terms as were applicable to all the other holders of such subsidiary's options.

     Vested and unvested options that were assumed by the Company or Thermo Electron in these completed transactions generally were converted as follows:
The number of shares of the Company's common stock or Thermo Electron's common stock underlying each assumed option equaled the number of shares of subsidiary common stock underlying the option before the transaction, multiplied by the applicable "cash exchange ratio" described below, rounded down to the nearest whole number of shares of the Company's common stock or Thermo Electron's common stock. The exercise price for each assumed option was calculated by dividing the exercise price of the subsidiary stock option before the transaction by the applicable "cash exchange ratio" described below, rounded up to the nearest whole cent. The applicable "cash exchange ratio" for each transaction was a fraction, the numerator of which was the applicable cash price described above and the denominator of which was the closing price of the Company's common stock or Thermo Electron's common stock, as applicable, on the day preceding the effective date of the transaction.

     Additionally, certain directors participated in the deferred compensation plans of the various subsidiaries. On the effective date of each of the completed cash transactions listed above, each of the affected subsidiaries' deferred compensation plans terminated and the participants received cash in an amount equal to the balance of such participant's stock units credited to his or her account under the respective deferred compensation plan, multiplied by the applicable cash price described above. Any such stock units held by directors are included in their stock ownership information described above.

     In the Thermo Voltek Corp. transaction, Mr. Melas-Kyriazi and Mr. Wood received a cash payment of $7.00 per share for 5,581 and 14,621 shares of common stock of Thermo Voltek Corp. held by such individuals, respectively. Additionally, Mr. Crisp, Mr. Ferrari, Mr. Wood and Mr. Zervas held options to acquire 2,250, 2,250, 82,350 and 2,250 shares of Thermo Voltek Corp. common stock, respectively, that were converted into options to acquire shares of common stock of the Company, as described above.

     In the Thermedics Detection Inc. transaction, Mr. Ferrari and Mr. Wood received a cash payment of $8.00 per share for 599 and 17,251 shares of common stock of Thermedics Detection Inc. held by such individuals, respectively. Additionally, Mr. Keiser and Mr. Wood held options to acquire 17,000 and 20,000 shares of Thermedics Detection Inc. common stock, respectively, that were converted into options to acquire shares of Thermo Electron common stock, as described above.

     In the Thermo Sentron Inc. transaction, Mr. Wood received a cash payment of $15.50 per share for 4,000 shares of common stock of Thermo Sentron Inc. held by Mr. Wood. Additionally, Mr. Keiser, Mr. Poirier and Mr. Wood held options to acquire 19,500, 7,500 and 31,000 shares of Thermo Sentron Inc. common stock, respectively, that were converted into options to acquire shares of Thermo Electron common stock, as described above.

     Executive officers and directors of the Company who hold shares of the Company's common stock will receive the same consideration per share for such stock as all other stockholders of the Company.

     In addition, certain executive officers and directors of the Company hold options to acquire shares of common stock of the Company, which options will be treated in the same manner as options held by other employees. All options held by such persons will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron's common stock on the same terms as are applicable to all the other holders of the Company's options.

     Specifically, vested and unvested options that are being assumed by Thermo Electron in the proposed transaction will be converted as follows: The number of shares of Thermo Electron common stock underlying each assumed option will equal the number of shares of the Company common stock underlying the option before the transaction, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Thermo Electron common stock. The exercise price for each assumed option will be calculated by dividing the exercise price of the Company stock option before the transaction by the Exchange Ratio, rounded up to the nearest whole cent.

     On the effective date of the proposed transaction, the Company's deferred compensation plan will be assumed by Thermo Electron, and the stock units credited to each participant's account under the deferred compensation plan will be converted into stock units for Thermo Electron common stock at the Exchange Ratio.

     Certain of the above mentioned contracts, agreements, arrangements and understandings relating to the Company and the Offer are also described in
Section 13 -- "Certain Relationships and Related Transactions, Thermo Electron Corporate Reorganization" of the Form 10-K/A, and such section is filed as
Exhibit 11 hereto. Other than as a result of being the subject of the Offer, the Company is not a party to any of such contracts, agreements, arrangements and understandings relating to the Company and the Offer.

     Intent to Tender. To the Company's knowledge, after reasonable inquiry, all directors and all executive officers of the Company who own Shares currently intend to tender their Shares pursuant to the Offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Position of the Special Committee. The Special Committee, whose members consist of the two independent directors of the Company, T. Anthony Brooks and Nicholas T. Zervas, recommends that holders of Shares other than Thermo Electron (the "Public Shareholders") accept the Offer and tender their Shares pursuant to the Offer. At a meeting of the Special Committee held on May 8, 2000, the Special Committee determined that the Exchange Ratio proposed by Thermo Electron was fair to the Public Shareholders and resolved to recommend that the Public Shareholders accept the Offer and tender their Shares pursuant to the Offer. The Special Committee makes this recommendation with the understanding that the Company is seeking a buyer for one of its principal subsidiaries, Thermo Cardiosystems Inc. ("Cardiosystems"). The Committee cannot predict whether or not Cardiosystems will be sold, or if sold, what price will be paid. Accordingly, the Committee's recommendation is predicated upon its analysis of the value of Cardiosystems at this time. However, the holders of the Publicly Held Shares should be aware that if the price realized in a sale of Cardiosystems is materially higher than its value at this time, such a sale could materially increase the value of the Shares.

     As a result of the conflict of interest among the members of the Company's Board of Directors (other than Mr. Brooks and Dr. Zervas) and Thermo Electron, the Board of Directors of the Company has delegated to the Special Committee the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer.

     Background; Reasons for the Special Committee's Position. On January 31, 2000, as part of its overall restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business, Thermo Electron announced that it planned to take private certain of its majority owned subsidiaries, including the Company. On March 8, 2000, Thermo Electron announced that it would make a tender offer for the Publicly Held Shares of the Company whereby Thermo Electron would exchange 0.45 shares of its common stock for each outstanding share of Company Common Stock not currently owned by Thermo Electron. According to the Prospectus, the Offer is conditioned upon Thermo Electron acquiring sufficient number of Publicly Held Shares such that Thermo Electron will own at least 90% of the total outstanding Shares. As stated in the Prospectus, structuring the transaction as a tender offer to acquire ownership of at least 90% of the outstanding Shares permits Thermo Electron to cause a merger of the Company and Thermo Electron without any vote of the shareholders of the Company, pursuant to the "short-form" merger provisions of the Massachusetts Business Corporation Law and the Delaware General Corporation Law. Pursuant to such a "short-form" merger, the remaining Public Shareholders who have not opted for appraisal rights also would receive 0.45 shares of Thermo Electron Common Stock per Share.

     As the controlling stockholder of the Company, Thermo Electron could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and Thermo Electron, pursuant to which the holders of Publicly Held Shares would receive 0.45 shares of Thermo Electron Common Stock per Share. At such a meeting, Thermo Electron would have sufficient votes by virtue of its ownership of Shares to approve such a transaction regardless of how holders of Publicly Held Shares vote their Shares. Such a transaction is commonly referred to as a "long-form" merger because approval of the shareholders is required to consummate the transaction. As set forth in the Prospectus, Thermo Electron has chosen to pursue a tender offer followed by a "short-form" merger rather than a "long-form" merger in an effort to acquire the Publicly Held Shares in an expeditious manner and provide the Public Shareholders with a prompt opportunity to exchange their Shares pursuant to the Offer. Because Thermo Electron owns approximately 75.5% of the total outstanding Shares, Thermo Electron only needs to acquire an additional 14.5% of the total outstanding Shares, or approximately 58% of the total outstanding Publicly Held Shares, in order for Thermo Electron to own sufficient Shares to effect a "short-form" merger. According to the Prospectus, if the Offer is not successful, Thermo Electron may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for Thermo Electron to own at least 90% of the total outstanding Shares. For additional information about the terms and conditions of the Offer and Thermo Electron's reasons for making the Offer, shareholders should read the Prospectus, which has been mailed to shareholders directly by Thermo Electron and which forms a part of the Registration Statement filed with the Commission on May 1, 2000.

     Because all of the current members of the Company's Board of Directors, except Mr. Brooks and Dr. Zervas, are, or have been, directors or officers of Thermo Electron, the Board of Directors established the Special Committee. The Special Committee was given the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer. Other than as described in the preceding sentence, the Special Committee was given no other authority or responsibilities, and in particular, was not given the authority to "shop" the Company to prospective third-party purchasers or explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. To assist it in performing its responsibilities, Chase Securities Inc. ("Chase") was engaged as separate independent financial advisor to the Special Committee and Hutchins, Wheeler & Dittmar, A Professional Corporation, was engaged as separate independent legal counsel to the Special Committee.

     Pursuant to the authority granted to it by the Company's Board of Directors, the Special Committee undertook to determine independently, with the advice of its legal counsel and financial advisor, the adequacy of the terms of the Offer and whether to recommend for, recommend against or remain neutral and express no opinion with respect to the Offer based primarily on the information furnished to the Special Committee by the Company's management and Thermo Electron. The Special Committee also reviewed the information concerning the Offer set forth in the Prospectus and was given access to representatives of Thermo Electron's financial advisors, J.P. Morgan Securities Inc. ("J.P. Morgan") and The Beacon Group Capital Services, LLC ("The Beacon Group"). After receiving advice from its legal counsel and financial advisor concerning the adequacy of the Offer, the Special Committee inquired as to whether Thermo Electron would consider increasing the Exchange Ratio, but was informed that Thermo Electron believed that the terms of the Offer were fair to the Public Shareholders from a financial point of view and would not engage in any negotiations concerning the Exchange Ratio. The Special Committee also discussed with representatives of Thermo Electron the anticipated timing of the Offer and other administrative matters relating to the Offer. Except as described above, the Special Committee did not participate in any communications or negotiations concerning the terms and conditions of the Offer, including the Exchange Ratio, with Thermo Electron.

     The Special Committee, prior to expressing its position with respect to the Offer, received advice, opinions, views or presentations from, and discussed the Offer with Chase. As noted above, the Special Committee also was given access to representatives of J.P. Morgan and The Beacon Group, with whom Chase, after completing its independent analysis of the fairness from a financial point of view of the Exchange Ratio, discussed certain matters relating to such analysis. In expressing its position with respect to the Offer, the Special Committee considered a number of factors, including, but not limited to, the following:

     (i) Business and Prospects. The Special Committee received presentations from Chase concerning the historical and current financial condition and operating results of the Company and Thermo Electron, as well as the future prospects of the Company and Thermo Electron, based on discussions with senior management of the Company and Thermo Electron, respectively. In particular, the Special Committee considered the following:

        - Continued Investment in Research and Development. The Special Committee recognized the fact that the Company must continue to invest in its research and development efforts in order to remain competitive. The Special Committee noted that due to the highly competitive, rapidly evolving nature of the healthcare products and measurement and detection instrument industries, the Company will not only have to increase the absolute amount of resources devoted to research and development, but it also will have to invest a greater amount of such resources as a percentage of overall revenues than it has done historically if the Company is to increase internal revenue growth, improve margins, and continue to offer a competitive product line.

        - Acquisition-Related Integration Issues. The Special Committee considered the fact that the Company has completed the acquisition of a number of domestic and international companies during the past five fiscal years. The Special Committee believes that integrating these companies with the Company's existing businesses has required substantial management time and resources. In addition, the Special Committee noted the probable need for future acquisitions to broaden the Company's product offerings and to improve its strength in the distribution channels.

     (ii) Fixed Exchange Ratio. The 0.45 per Share Exchange Ratio is fixed. Accordingly, the Exchange Ratio will not be adjusted to reflect changes in the price at which the shares of Thermo Electron Common Stock trade during the pendency of the Offer and the Merger. The fact that the Exchange Ratio is fixed may be favorable or unfavorable to the Public Shareholders depending on the price at which the shares of Thermo Electron Common Stock trade during the pendency of the Offer and the Merger. For example, if the market price of the Thermo Electron Common Stock increases between now and the completion of the Offer and the Merger, Public Shareholders who tender their Shares will receive shares of Thermo Electron Common Stock having greater value than such shares have today. Conversely, if the market price of the Thermo Electron Common Stock decreases between now and the completion of the Offer and the Merger, Public Shareholders who tender their Shares will receive shares of Thermo Electron Common Stock having lesser value than such shares have today.

     (iii) Potential Benefits Associated with Thermo Electron's
           Reorganization. The Special Committee considered the anticipated benefits of Thermo Electron's reorganization plan, which according to the Prospectus consists principally of the acquisition of the public minority interest in most of its subsidiaries, including the Company, the spin-off of two of Thermo Electron's businesses and the sale of certain of its non-core businesses. As described in the Prospectus, one of the objectives of Thermo-Electron's reorganization plan is to permit Thermo Electron to focus primarily on a variety of segments in the instruments business. In addition, Thermo Electron's reorganization plan seeks to eliminate the complexity of Thermo Electron's corporate structure, permit Thermo Electron to conduct its operations in a more coordinated manner with its other instruments subsidiaries, eliminate additional burdens on management associated with public reporting, and achieve cost savings, particularly those associated with the Company having public shareholders. The Special Committee believes that the foregoing aspects of Thermo Electron's reorganization plan will yield significant benefits to the Public Shareholders if the reorganization plan is successfully implemented.

     (iv) Risks Associated with Thermo Electron's Reorganization. The Special Committee considered the various risks associated with Thermo Electron's reorganization plan. As more fully described in the Prospectus, these risks included, but are not limited to, the fact that: (i) the reorganization plan is subject to various third party consents and approvals, including, without limitation, favorable rulings from the Internal Revenue Service with respect to the proposed spin-offs; (ii) the divestitures to be effected by Thermo Electron may not occur for various reasons more full described in the Prospectus; (iii) Public Shareholders who tender their Shares in the Offer will be subject to the risk that Thermo Electron's management will fail to successfully integrate and consolidate its instrument businesses; (iv) the reorganization contemplates the issuance of a significant number of additional shares of Thermo Electron Stock, which may depress the price of such stock in the future; (v) Thermo Electron's acquisition strategy may not be implemented successfully; and (vi) Thermo Electron may not complete the reorganization in a timely manner, which could negatively affect the public market's confidence in Thermo Electron's management, and may in turn adversely affect the market price of Thermo Electron's Common Stock. As stated in the Prospectus, if Thermo Electron is not able to effect all aspects of the reorganization, it may not achieve some or all of the anticipated benefits of the reorganization. For a more detailed discussion of the risks associated with Thermo Electron's reorganization plan, see the section entitled "Risk Factors" in the Prospectus, which has been filed with the Commission and as Exhibit 6 hereto.

     (v) Participation in the Future Growth. The Special Committee also considered the fact that Public Shareholders who tender their shares in the Offer will have the opportunity to participate in the future growth prospects of the Company through their ownership of Thermo Electron Common Stock. As stated in the Prospectus, Thermo Electron intends to retain the Company (except for its subsidiaries Thermo Cardiosystems and Jaeger) as part of its core instruments business following completion of the Offer and the Merger.

     (vi) Market Information Regarding Publicly Held Shares. The Special Committee considered historical market prices and trading information with respect to the Publicly Held Shares and Thermo Electron's common stock as well as a comparison of these market prices and trading information with those of selected publicly held companies operating in industries similar to that of the Company and Thermo Electron, and the sales, earnings and price to earnings multiples at which the Publicly Held Shares, Thermo Electron's common stock and the securities of these other companies trade. See "Opinion of Financial Advisor" below.

     (vii) Financial Analysis of Exchange Ratio. The Special Committee considered a financial analysis of the Exchange Ratio performed by Chase using various methodologies. A summary of Chase's analysis appears on pages 15 through 23 of this Schedule 14D-9 under the section entitled "Opinion of Financial Advisor."

     (viii) Market Price Considerations. The Special Committee considered the fact that (assuming a Thermo Electron Common Stock price per share of $20.00) the Exchange Ratio represents (A) a 54.8% premium over the closing price of the Publicly Held Shares on the American Stock Exchange (the "AMEX") one week prior to the public announcement of the Offer on January 31, 2000, and (B) a 69.4% premium over the closing price of the Publicly Held Shares on the AMEX four weeks prior to the public announcement of the Offer on January 31, 2000.

     (ix) Liquidity and Trading Volume. The Special Committee considered the fact that historically there has been relatively low trading volume of the Publicly Held Shares and that tendering Shares in the Offer would result in increased liquidity for the Public Shareholders because they would become holders of Thermo Electron common stock, a more widely held and heavily traded security. The Special Committee believes that the Common Stock is a relatively illiquid security and that this limited liquidity has had an adverse effect on the trading price of the Publicly Held Shares. In this regard, the Special Committee noted the limited trading volume of the Publicly Held Shares on the AMEX, as evidenced by its average monthly trading volume (approximately 27,710 Shares per month over the twelve months prior to January 28, 2000, the last trading day prior to the first public announcement of the Offer) as compared with that of Thermo Electron (approximately 559,002 shares per month over the twelve months prior to January 28, 2000, the last trading day prior to the first public announcement of the Offer) and the limited public float of the Publicly Traded Shares resulting from the majority ownership of the Company by Thermo Electron.

     (x) Fairness Opinion. The Special Committee considered the opinion of Chase, delivered to the Special Committee on May 8, 2000, that, as of May 5, 2000 and based upon and subject to the limitations set forth therein, the Exchange Ratio to be offered by Thermo Electron to the Public Shareholders was fair, from a financial point of view, to such holders (a copy of such opinion is attached hereto as Schedule I to this Schedule 14D-9) and is incorporated herein by reference).

     (xi) Inability to Negotiate Offer Price and "Shop" the Company. The Special Committee considered the fact that Thermo Electron was not willing to negotiate the Exchange Ratio, did not authorize the Special Committee to "shop" the Company to prospective purchasers and did not authorize the Special Committee to explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. The Special Committee noted that receiving actual offers from unaffiliated third parties might have been another means by which to determine the value of the Publicly Held Shares.

     (xii) Availability of Dissenters' Appraisal Rights. The Special Committee considered the fact that Public Shareholders who do not tender their shares in the Offer will have dissenters' appraisal rights under Massachusetts law in connection with the merger of the Company with Thermo Electron. However, Public Shareholders who exercise their appraisal rights may receive more or less for their Publicly Held Shares than the Exchange Ratio.

     (xiii) Alternative Squeeze-Out Structures. The Special Committee considered the fact that Thermo Electron could also have pursued, and could pursue if the Offer is not successful, a "long-form" merger pursuant to which they could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and Thermo Electron, at which meeting Thermo Electron would have sufficient votes to obtain such approval. If the Offer is not successful, Thermo Electron also may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for Thermo Electron to own at least 90% of the total outstanding Shares and therefore effect a "short-form" merger.

     In view of the variety of factors considered by the Special Committee, the Special Committee did not find it practicable to and did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Special Committee viewed its position and recommendations as being based on the totality of the information and advice presented to it by its legal and financial advisors.

     In analyzing the Offer, the Special Committee was assisted and advised by representatives of Chase and the Special Committee's legal counsel, Hutchins, Wheeler & Dittmar, A Professional Corporation, who reviewed various financial, legal and other considerations. The full text of the written opinion of Chase, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Chase in arriving at its opinion, is attached as Schedule I to this Schedule 14D-9 and is incorporated herein by reference. Public Shareholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided for the information and assistance of the Special Committee in connection with its consideration of the Offer. Such opinion is limited to the fairness, from a financial point of view, to the Public Shareholders of the Exchange Ratio.

     Opinion of Financial Advisor. Chase was retained to act as financial advisor to the Special Committee and to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the Exchange Ratio to be received by the Public Shareholders who tender their Shares pursuant to the Offer.

     The Special Committee selected Chase for a number of reasons, including its knowledge of the instruments industry, and the consumables, diagnostics and systems segments of the healthcare industry and its experience and reputation in the area of valuation and financial advisory work generally, and in relation to transactions of the size and nature of the proposed transaction specifically. Chase is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes. From time to time, Chase and its affiliates may hold long or short positions in the Common Stock or the common stock of Thermo Electron.

     Chase rendered its opinion to the Special Committee as of May 5, 2000, to the effect that, as of that date, the Exchange Ratio to be received by the Public Shareholders pursuant to the Offer was fair from a financial point of view, to the Public Shareholders. Chase's opinion is necessarily based on market, economic and other conditions as they existed and could be evaluated on the date the opinion was delivered. Chase has not been requested to, and will not, update its opinion unless the Special Committee requests such an update. The Special Committee has advised Chase that it will not seek an update to the fairness opinion unless:

     - there is a modification to the Exchange Ratio or other material amendment to the Offer that the Special Committee determines would be reasonably likely to impact the overall fairness from a financial point of view of the Offer to the Public Shareholders; or

     - a material event occurs that the Special Committee determines would be reasonably likely to affect Chase's opinion if the opinion was reissued taking into account such event.

     The Special Committee has informed Chase that to its knowledge, as of the date of this 14D-9, there has been no material event that the Special Committee believes could affect Chase's opinion since Chase rendered such opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF CHASE DATED MAY 5, 2000, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY CHASE IN RENDERING ITS OPINION, IS ATTACHED AS SCHEDULE I TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. THE CHASE OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO BE RECEIVED BY THE PUBLIC SHAREHOLDERS PURSUANT TO THE OFFER, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OF THE PUBLIC SHAREHOLDERS AS TO WHETHER OR NOT THEY SHOULD ACCEPT THE OFFER AND TENDER THEIR SHARES. THE SUMMARY OF CHASE'S OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WRITTEN OPINION ATTACHED HERETO AS SCHEDULE I. PUBLIC SHAREHOLDERS ARE URGED TO READ THE ENTIRE OPINION CAREFULLY.

     In conducting its investigation and analysis and in arriving at its opinion, Chase reviewed certain information and took into account such financial and economic factors as it deemed relevant and material under the circumstances. The material actions Chase undertook in its analysis were as follows:

     - reviewed certain publicly available business and financial information Chase deemed relevant relating to Thermo Electron and the Company (including each of the Company's subsidiaries) and the respective industries in which they operate;

     - reviewed certain internal non-public financial and operating data provided to Chase by or on behalf of the management of the Company relating to the Company's and its subsidiaries' businesses, including management forecasts and projections of financial results of the Company and its subsidiaries for fiscal year 2000;

     - discussed with members of the Company's senior management, the Company's operations, historical financial statements and future prospects, as well as such other matters as Chase deemed necessary or appropriate;

     - discussed with members of Thermo Electron's senior management, Thermo Electron's operations, historical financial statements and future prospects, in light of their current restructuring process, as well as such other matters as Chase deemed necessary and appropriate;

     - compared the financial and operating performance of Thermo Electron and each of the Company's subsidiaries with publicly available information concerning certain other companies Chase deemed comparable and reviewed the relevant historical stock prices and trading volumes of the Thermo Electron common stock, the Shares and certain publicly traded securities of such other companies;

     - reviewed the financial terms of certain recent business combinations and acquisition transactions Chase deemed reasonably comparable to the Exchange Offer or otherwise relevant to Chase's inquiry; and

     - made such other analyses and examinations as Chase deemed necessary or appropriate.

     As a part of its engagement, Chase was not requested to, and did not, solicit third party indications of interest in acquiring the Company. The Special Committee did not place any limitation upon Chase with respect to the procedures followed or factors considered by Chase in rendering its opinion.

     In arriving at its opinion, Chase assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information that was provided to, discussed with, or reviewed by or for Chase, or publicly available, for purposes of Chase's opinion and has further relied upon the assurances of management of the Company and Thermo Electron that they are not aware of any facts that would make such information inaccurate or misleading. Chase assumed, with the Special Committee's consent, that:

     - the financial forecast and projection information provided to Chase or discussed with Chase by or on behalf of the Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company;

     - financial information discussed with Chase by or on behalf of Thermo Electron has been reasonably determined on bases reflecting the best currently available estimates and judgments of the management of Thermo Electron as to the future financial performance of Thermo Electron. Chase expresses no view as to such financial information or the assumptions on which they were based;

     - all conditions to the consummation of the Exchange Offer will be satisfied without waiver thereof;

     - all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of Thermo Electron or the Company are party, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to Thermo Electron of the Exchange Offer; and

     - The Exchange Offer would be consummated in accordance with the terms set forth in the Prospectus without any amendment thereto.

     In performing its analysis, Chase was given access to and relied upon financial projections for the Company and its subsidiaries for fiscal 2000, (the "Projections"). Chase assumed that the Projections were reasonably prepared based upon the best available estimates and good faith judgments of the Company's senior management as to the future performance of the Company. Chase expresses no view as to the Projections or the assumptions on which they were based. For information concerning the Projections, see "Financial Projections" below on pages 23 through 24.

     Chase has neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of Thermo Electron or the Company, nor has Chase conducted a physical inspection of the properties and facilities of Thermo Electron or the Company. Chase's opinion did not predict or take into account any possible economic, monetary or other changes that may occur, or information that may become available, after the date of its written opinion, including any possible sale of Cardiosystems.

     Summary of Analyses. The following is a summary of the material financial analyses performed by Chase in arriving at its opinion. The summary set forth below does not purport to be a complete description of the analyses performed by Chase in arriving at its opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or summary description. Chase believes that its analyses must be considered as a whole and that selecting portions of analyses and of the factors considered by it, without considering all these factors and analyses, could create a misleading view of the processes underlying its opinion. No company or transaction used in the analyses set forth below as a comparison is directly comparable to the Company or Thermo Electron or the contemplated Exchange Offer. Chase did not assign relative weights to any of its analyses in preparing its opinion. The matters considered by Chase in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's and Thermo Electron's control and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Chase are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than these estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and these estimates are inherently subject to uncertainty.

MULTIPLE AND PREMIUM ANALYSIS

     Chase noted that Thermo Electron made a public announcement regarding its reorganization with respect to the Company on January 31, 2000, therefore in performing its analysis, Chase calculated the multiples set forth above against both a post-announcement, or affected, stock price for the Shares, and a range of pre-announcement, or unaffected, stock prices for the Shares. Chase calculated the premium of per Share value implied by the Exchange Ratio over the trading price of the Shares based on (a) the closing stock price of the Shares on May 5, 2000, the closing stock price of the Shares on January 28, 2000, the closing price of the Shares one week prior to announcement, and the closing price for the Shares four weeks prior to the announcement of the Offer, and (b) an equity value per share of $20.00 (based on the closing price on May 5, 2000) for the Thermo Electron common stock. These calculations showed that the per Share value implied by the Exchange Ratio constituted a premium of 2.86% over the May 5, 2000 closing price of the Shares a premium of 46.9% over the January 28, 2000 closing price of the Shares, a premium of 54.8% over the closing price of the Shares one week prior to the announcement, and a premium of 69.4% over the closing price of the Shares four weeks prior to the announcement.

     Chase analyzed the implied transaction value to the Company of the Transaction, calculated as equity value (based on the Exchange Ratio and a price per share of $20.00 for Thermo Electron common stock) plus total debt plus the face value of preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments (a) as a multiple of revenue for fiscal year 1999,
(b) as a multiple of estimated revenue for fiscal year 2000, (c) as a multiple of earnings before interest, taxes, deprecation and amortization ("EBITDA") for fiscal year 1999, (d) as a multiple of estimated EBITDA for fiscal year 2000,
(e) as a multiple of earnings before interest and taxes ("EBIT") for fiscal year 1999 and (f) as a multiple of estimated EBIT for fiscal year 2000. From this analysis, Chase determined that the ratio of the transaction value to (a) revenue for fiscal year 1999 was 1.37x, (b) estimated revenue for fiscal year 2000 was 1.22x, (c) EBITDA for fiscal year 1999 was 11.6x, (d) estimated EBITDA for fiscal year 2000 was 9.4x, (e) EBIT for fiscal year 1999 was 14.7x and (f) estimated EBIT for fiscal year 2000 was 11.6x.

     Chase calculated the implied offer value per share (based on an equity value per share of $20.00 for Thermo Electron Common Stock) (a) as a multiple of the Company's earnings per share for the fiscal year ended December 31, 1999 and
(b) as a multiple of the Company's estimated earnings per share for the fiscal year ended December 31, 2000. Chase determined that the ratio of the offer value to (a) earnings per share for fiscal year 1999 was 78.9x and (b) to estimated earnings per share for fiscal year 2000 was 22.0x.

HISTORICAL STOCK PERFORMANCE

     Chase reviewed the daily indexed historical prices for Shares and the Thermo Electron common stock during the period from May 6, 1995 to May 5, 2000, as compared to industry indices. Chase also reviewed the recent and historical prices and trading volume for the Shares and the Thermo Electron common stock.

     Chase also reviewed the daily indexed historical prices for the shares of Thermo Cardiosystems, Thermedics Detection and Thermo Sentron, subsidiaries of the Company whose common stock has historically been public traded, during the five-year period from May 6, 1995 to May 5, 2000, the three-year period from April 13, 1997 (the date of Thermedics Detection's initial public offering) to April 12, 2000 and the five-year period from March 30, 1995 to March 29, 2000 (the five years ending on the date Thermo Sentron's common stock was last publicly traded), respectively, as compared to industry indices.

PREMIUMS PAID ANALYSIS

     Chase examined 57 precedent minority buy-out transactions since January 8, 1998 and seven Thermo Electron precedent minority buy-out transactions between March 31, 1998 and January 31, 2000, and analyzed the premium of the offer price in those transactions over the closing price 1-day, 1-week, and 4-weeks preceding the date of announcement of those transactions. In calculating the premium offered by the Exchange Ratio, Chase utilized a price per share of Thermo Electron common stock of $20.00, the closing price on May 5, 2000 and a price per share of Thermedics Common Stock of $8.75.

                  MEAN PREMIUMS OF OFFER PRICE TO TARGET PRICE

                                                    1-DAY    1-WEEK    4-WEEKS
                                                    -----    ------    -------
Initial Offer.....................................  22.4%     27.3%     34.5%
Final Offer.......................................  29.3%     34.5%     42.2%
Final Offer for Thermo Electron and Subsidiaries
  Transactions....................................  21.9%     23.4%     37.0%

THERMO ELECTRON OFFER VALUE PREMIUM TO THERMEDICS
  SHARE PRICE.....................................  46.9%     54.8%     69.4%

THERMEDICS BREAK-UP ANALYSIS

     Chase analyzed the break-up value of each of the Company's subsidiaries, in order to evaluate the Company as a sum-of-its-parts. The break-up value of each of the publicly-traded subsidiaries was calculated based on the closing stock prices for Thermo Cardiosystems ($11.50 as of May 5, 2000), and on the offer prices for Thermedics Detection and Thermo Sentron ($8.00 and $15.50, respectively). Chase and Company management discussed the break-up values attributed to the Company's other businesses. Chase calculated an offer value of $378.4 million, or $9.00 per share, based on a Thermo Electron common stock price per share of $20.00. This represented a discount to the sum-of-the-parts equity break-up value of 14.8% as at May 5, 2000. Thermedics market value of equity of $8.75 on May 5, 2000 represents a 17.2% discount to the sum-of-the-parts equity break-up value per share as at that date.

     Chase then compared the historical traded sum-of-the-parts equity value of the Company to the Company's market equity value, at May 5, 2000, December 31, 1999, June 30, 1999 and December 31, 1998. This analysis showed that on each of these dates, the Company's market equity value was a discount to the sum-of-the-parts equity value of 25.7%, 38.0%, 31.3% and 21.2%, respectively.

DISCOUNTED CASH FLOW ANALYSIS

  Thermo Cardiosystems

     Chase estimated the present value of the unlevered free cash flows that could be produced by Thermo Cardiosystems in fiscal years 2000 through 2004, based on discussions with Company management. Chase calculated a discounted cash flow analysis for Thermo Cardiosystems assuming discount rates ranging from 14% to 16%, based on Chase's analysis of Cardiosystems' weighted average cost of capital and terminal multiples of unlevered EBITDA in the year 2004 ranging from 8.0x to 10.0x. This analysis produced present values of Cardiosystems' common stock ranging from $14.52 to $18.86 per share. Additionally, Chase calculated a discounted cash flow analysis for Thermo Cardiosystems assuming discount rates ranging from 14% to 16%, based on Chase's analysis of Cardiosystems' weighted average cost of capital and terminal values based upon growth rates in perpetuity of fiscal year 2004 free cash flows ranging from 2% to 3%. This analysis produced present values of Cardiosystems' common stock ranging from $8.80 to $11.28 per share.

     Chase prepared a sensitivity analysis with respect to revenue growth and EBITDA margins for Thermo Cardiosystems' left-ventricular assist system ("LVAS") business. Based on a 15% discount rate and a terminal EBITDA multiple of 9.0x and perpetuity growth rate of 2.5% representing the midpoints of Chase's discounted cash flow analysis parameters. Chase calculated the sensitivity to a decrease in LVAS revenue growth of 0% to 10%, and a decrease in LVAS EBITDA margin of 0% to 6%. The EBITDA analysis produced present values of Cardiosystems' common stock ranging from $11.50 to $15.00 per share and the free cash flow analysis produced present values of Cardiosystems' common stock ranging from $6.82 to $9.89 per share.

  Thermedics Detection

     Chase estimated the present value of the unlevered free cash flows that could be produced by Thermedics Detection in fiscal years 2000 through 2004, based on discussions Chase had with Company management concerning Thermedics Detection's top line growth prospects and projected operating margins and statistics. Chase calculated a discounted cash flow analysis for Thermedics Detection assuming discount rates ranging from 10% to 12%, based on Chase's analysis of Thermedics Detection's weighted average cost of capital, and terminal multiples of unlevered EBITDA in the year 2004 ranging from 7.0x to 11.0x. This analysis produced present values of Thermedics Detection common stock ranging from $6.44 to $8.38 per share. Additionally, Chase calculated a discounted cash flow analysis for Thermedics Detection assuming discount rates ranging from 10% to 12%, based on Chase's analysis of Thermedics Detection's weighted average cost of capital and terminal values based upon growth rates in perpetuity of fiscal year 2004 free cash flows ranging from 2% to 3%. This analysis is produced present values of Thermedics Detection common stock ranging from $6.66 to $8.36 per share.

  Thermo Sentron

     Chase estimated the present value of the unlevered free cash flows that could be produced by Thermo Sentron in fiscal years 2000 through 2004, based on discussions Chase had with Company management concerning Thermo Sentron's top line growth prospects and projected operating margins and statistics. Chase calculated a discounted cash flow analysis for Thermo Sentron assuming discount rates ranging from 9% to 11%, based on Chase's analysis of Thermo Sentron's weighted average cost of capital, and terminal multiples of unlevered EBITDA in the year 2004 ranging from 8.0x to 10.0x. This analysis produced present values of

Thermo Sentron common stock ranging from $14.03 to $18.11 per share. Additionally, Chase calculated a discounted cash flow analysis for Thermo Sentron assuming discount rates ranging from 9% to 11%, based on Chase's analysis of Thermo Sentron's weighted average cost of capital and terminal values based upon growth rates in perpetuity of fiscal year 2004 free cash flows ranging from 2% to 3%. This analysis produced present values of Thermo Sentron common stock ranging from $10.79 to $15.79 per share.

COMPARATIVE COMPANY ANALYSIS

  Thermo Cardiosystems

     Chase compared publicly available financial, operating and stock market data of Thermo Cardiosystems to corresponding data of the following selected companies in the medical device and products and cardiovascular device industries as of the most recently reported period and stock market information as of May 5, 2000: Alaris Medical, Inc., Arrow International, Inc., Baxter International Inc., Boston Scientific Corporation, CONMED Corporation, Datascope Corp., Edwards Lifesciences Corporation, Guidant Corporation, Medtronic, Inc., ResMed Inc. and St. Jude Medical, Inc. The companies were chosen for comparison because they are publicly-traded companies with operations that for purposes of Chase's analyses may be considered similar to those of Thermo Cardiosystems. Chase analyzed the enterprise value of each of the foregoing companies, calculated as equity value plus total debt plus the face value of preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments, (a) as a multiple of revenue for the latest twelve months, (b) as a multiple of EBITDA for the latest twelve months, (c) as a multiple of estimated revenue for calendar year 2000 and (d) as a multiple of estimated EBITDA for calendar year 2000. Estimated financial information for the selected companies listed above, were based on selected analyst research reports. From the analysis of the comparative companies, Chase determined that the relevant ratio of enterprise value to revenue for the latest twelve months ranged from 2.0x to 3.5x, the relevant ratio of enterprise value to EBITDA for the latest twelve months ranged from 8.0x to 13.0x, the relevant ratio of enterprise value to estimated revenue for calendar year 2000 was 2.0x to 3.0x and the relevant ratio of enterprise value to estimated EBITDA was 7.0x to 11.0x.

     The application of these ratios resulted in a range of observed values per share of Thermo Cardiosystems' common stock of between $3.18 and $8.14.

     Chase also analyzed equity value per share of each of the above-listed companies as of May 5, 2000 (a) as a multiple of earnings per share for the latest twelve months and (b) as a multiple of estimated earnings per share for calendar year 2000. The mean multiple of price to earnings ratio for the latest twelve months was 25.2x and the mean multiple of estimated price to earnings ratio for calendar year 2000 was 20.8x. Although Chase conducted and considered this analysis, it relied more heavily on its analysis of historical and projected revenue and EBITDA multiples.

  Thermedics Detection

     Chase compared publicly available financial, operating and stock market data of Thermedics Detection to corresponding data of the following selected companies in the measurement and detection instrument industries as of the most recently reported period and stock market information as of May 5, 2000:
American Science and Engineering, Inc., AMETEK, Inc., Barringer Technologies Inc., CEM Corporation, Fairey Group plc, Invision Technologies, Inc. and Mettler-Toledo International Inc. The companies were chosen for comparison because they are publicly-traded companies with operations that for purposes of Chase's analyses may be considered similar to those of Thermedics Detection. Chase analyzed the enterprise value of each of the foregoing companies, calculated as equity value plus total debt plus the face value of preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments, (a) as a multiple of revenue for the latest twelve months and (b) as a multiple of EBITDA for the latest twelve months. From the analysis of the comparative companies, Chase determined that the relevant ratio of enterprise value to revenue for the latest twelve months ranged from 0.5x to 1.6x, the relevant ratio of enterprise value to EBITDA for the latest twelve months ranged from 6.0x to 11.0x.

     The application of these ratios resulted in a range of observed values per share of Thermedics Detection's common stock of between $4.12 and $8.31.

     Chase also analyzed equity value per share of each of the above-listed companies (a) as a multiple of earnings per share for the latest twelve months and (b) as a multiple of estimated earnings per share for calendar year 2000. The mean multiple of price to earnings ratio for the latest twelve months was 22.5x and the mean multiple of estimated price to earnings ratio for calendar year 2000 was 16.2x. Although Chase conducted and considered this analysis, it relied more heavily on its analysis of historical and projected revenue and EBITDA multiples.

  Thermo Sentron

     Chase compared publicly available financial, operating and stock market data of Thermo Sentron to corresponding data of the following selected companies in the measurement and detection instrument industries as of the most recently reported period and stock market information as of May 5, 2000: Badger Meter, Inc., Fairey Group plc, Keithley Instruments, Inc., K-Tron International, Inc., Mettler-Toledo International Inc., PSC Inc. and TSI Incorporated. The companies were chosen for comparison because they are publicly-traded companies with operations that for purposes of Chase's analyses may be considered similar to those of Thermo Sentron. Chase analyzed the enterprise value of each of the foregoing companies, calculated as equity value plus total debt plus the face value of preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments, (a) as a multiple of revenue for the latest twelve months and (b) as a multiple of EBITDA for the latest twelve months. From the analysis of the comparative companies, Chase determined that the relevant ratio of enterprise value to revenue for the latest twelve months ranged from 1.0x to 1.8x and the relevant ratio of enterprise value to EBITDA for the latest twelve months ranged from 8.0x to 12.0x.

     The application of these ratios resulted in a range of observed values per share of Thermo Sentron's common stock of between $10.79 and $19.68.

     Chase also analyzed equity value per share of each of the above-listed companies (a) as a multiple of earnings per share for the latest twelve months and (b) as a multiple of estimated earnings per share for calendar year 2000. The mean multiple of price to earnings ratio for the latest twelve months was 15.8x and the mean multiple of estimated price to earnings ratio for calendar year 2000 was 13.7x. Although Chase conducted and considered this analysis, it relied more heavily on its analysis of historical and projected revenue and EBITDA multiples.

  Thermo Electron

     Chase compared publicly available financial, operating and stock market data of Thermo Electron to corresponding data of the following selected companies in various segments of the instrument industry as of the most recently reported period and stock market information as of May 5, 2000: AMETEK, Inc., Beckman Coulter, Inc., Danaher Corporation, Emerson Electric Co., Mettler-Toledo International Inc., Millipore Corporation, PE Biosystems Group, PerkinElmer, Inc., Tektronix, Inc., Varian, Inc. and Waters Corporation. The companies were chosen for comparison because they are publicly-traded companies with operations that for purposes of Chase's analyses may be considered similar to those of Thermo Electron. Chase analyzed the enterprise value of each of the foregoing companies, calculated as equity value plus total debt plus the face value of preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments, (i) as a multiple of revenue for the latest twelve months, (ii) as a multiple of EBITDA for the latest twelve months and
(iii) as a multiple of estimated revenue for calendar year 2000. The observed mean of each of these multiples was as follows, as of May 5, 2000: (a) enterprise value as a multiple of revenue for the latest twelve months, 1.8x;
(b) enterprise value as a multiple of EBITDA for the latest twelve months, 12.8x; (c) enterprise value as a multiple of estimated revenue for calendar year 2000, 1.8x; (d) enterprise value as a multiple of estimated EBITDA for calendar year 2000, 10.1x; (e) latest twelve months price to earnings ratio, 33.4x; (f) price to earnings for calendar year 2000, 27.5x; and (g) estimated price to earnings ratio for calendar year 2001, 21.6x. Estimated future financial information for the selected companies listed above was based on selected analyst research reports.

     The observable multiples for Thermo Electron were as follows: (a) enterprise value as a multiple of revenue for the latest twelve months, 1.8x;
(b) enterprise value as a multiple of EBITDA for the latest twelve months, 12.5x; (c) enterprise value as a multiple of estimated revenue for calendar year 2000, 1.9x; (d) enterprise value as a multiple of estimated EBITDA for calendar year 2000, 12.2x; (e) latest twelve months price to earnings ratio, 41.8x; (f) price to earnings ratio for calendar year 2000, 30.5x; and (g) price to earnings ratio for calendar year 2001, 25.6x. Estimated future financial information for the selected companies listed above was based on selected analyst research reports.

SELECTED PRECEDENT TRANSACTION ANALYSIS

     None of the precedent transactions examined in this analysis is identical to the Exchange Offer. Accordingly, the analyses set forth below necessarily involve complex considerations and judgments concerning differences between the precedent transactions and the Exchange Offer.

  Thermo Cardiosystems

     In its analysis with respect to Thermo Cardiosystems, Chase examined precedent transactions in two separate industries, in order to reflect the businesses of Thermo Cardiosystems' two subsidiaries.

     Using publicly available information, Chase analyzed the transaction value multiples of 10 selected transactions in the cardiovascular device industry that were completed between October 1995 and August 1999 with estimated transaction values ranging from approximately $91 million to approximately $3.5 billion. Chase also analyzed the transaction value multiples of seven selected transactions in the medical product and device industry that were completed between December 1997 and June 1999 with estimated transaction values ranging from approximately $231 million to approximately $4 billion. Chase calculated that relevant multiples of transaction value to latest twelve months revenue ranged from 3.0x to 6.0x, relevant multiples of transaction value to latest twelve months EBITDA ranged from 13.3x to 22.7x and relevant multiples of transaction value to EBIT ranged from 14.0x to 23.0x.

     Chase also calculated the price to earnings ratios for the latest twelve months for the precedent transactions in the cardiovascular device industry and the transactions in the medical product and device industry. These calculations resulted in a mean price to earnings ratio for the latest twelve months of 44.6x for the transactions in the cardiovascular industry, and 37.7x for the transactions in the medical product device industry. As of May 5, 2000, Thermo Cardiosystems had a price to earnings ratio of 46.4x for the latest twelve months, and an estimated price to earnings ratio of 37.1x for calendar year 2000.

     The application of the revenue and EBITDA multiples resulted in a range of observed values per share of Thermo Cardiosystems' common stock of between $4.82 and $13.25.

  Thermedics Detection/Thermo Sentron

     Using publicly available information, Chase analyzed the transaction value multiples of 13 selected transactions in the measurement and detection instrument industry that were completed between February 1998 and December 1999 with estimated transaction values ranging from approximately $24 million to approximately $794 million. Chase calculated that relevant multiples of transaction value to latest twelve months revenue ranged from 1.0x to 1.5x for Thermedics Detection and 1.0x to 2.0x for Thermo Sentron. Chase also calculated that relevant multiples of transaction value to latest twelve months EBITDA ranged from 7.0x to 11.0x for Thermedics Detection and 7.0x to 11.0x for Thermo Sentron.

     The application of the revenue and EBITDA multiples resulted in a range of observed values per share of Thermedics Detection's common stock of between $5.22 and $8.31.

     The application of the revenue and EBITDA multiples resulted in a range of observed values per share of Thermo Sentron's common stock of between $9.93 and $21.91.

     Chase also calculated the price to earnings ratios for the latest twelve months for the precedent transactions in the measurement and detection instrument industry. These calculations resulted in a mean price to earnings ratio for the latest twelve months of 18.9x. Based on its last traded price of $8.00, Thermedics Detection had a price to earnings ratio of 30.5x for the latest twelve months, and an estimated price to earnings ratio of 26.7x for calendar year 2000. Based on its last traded price of $15.50, Thermo Sentron had a price to earnings ratio of 23.5x for the latest twelve months, and an estimated price to earnings ratio of 21.2x for calendar year 2000.

EXCHANGE RATIO ANALYSIS

     The purpose of this analysis was to compare the 0.45x Exchange Ratio of the Offer with the implied exchange ratio range based on historical trading prices for the Company and Thermo Electron. Chase analyzed the historical trading prices for the Company and Thermo Electron during the one-year period from January 28, 1999 through January 28, 2000, and calculated the implied exchange ratio based on prevailing market prices of Thermo Electron common stock and the Shares one week, one month, three months, six months and one year prior to January 28, 2000. This analysis resulted in the following average historical trading ratios for the periods indicated:

PERIOD                                                AVERAGE
------                                                -------
One Week............................................   0.41x
One Month...........................................   0.38x
Three Months........................................   0.37x
Six Months..........................................   0.41x
One Year............................................   0.45x

     In the past, Chase has not performed investment banking services for the Company or Thermo Electron or received any compensation from the Company, other than as provided for in Item 5.
                                ---------------

  Financial Projections

     Company Projections. The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information.

     The following summary of the Projections is included in this Schedule 14D-9 because the Projections were made available to the Special Committee and Chase. The Projections do not reflect any of the effects of the transaction contemplated by the Offer or other changes that may in the future affect the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing. Further, the Projections include results from the Company's Thermo Cardiosystems subsidiary and Thermo Voltek business. Thermo Cardiosystems and Thermo Voltek have been treated as discontinued operations in the Company's historical financial statements contained in the Prospectus because of the Company's plan to sell both Thermo Cardiosystems and Thermo Voltek.

     To the Special Committee's knowledge, the Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. To the Special Committee's knowledge, neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Projections nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. Furthermore, the Projections necessarily make numerous assumptions, many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved.

     THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS AND SHAREHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS.

                                  FISCAL 2000

                     SUMMARY PROJECTIONS OF THERMEDICS INC.
                                 (IN THOUSANDS)

                                                              PROJECTED
                                                                2000
                                                              ---------
REVENUES....................................................  $373,306
                                                              --------
Costs and Operating Expenses
  Cost of revenues..........................................   188,152
  Selling, general, and administrative expenses.............   113,966
  Research and development expenses.........................    38,038
  Restructuring and other unusual costs.....................        --
                                                              --------
                                                               340,156
                                                              --------
Operating Income............................................    33,150
Interest Income.............................................     9,654
Interest Expense............................................    (6,905)
Equity in Earnings of Unconsolidated Subsidiaries...........       220
                                                              --------
Income Before Provision for Income Taxes....................    36,119
Provision for Income Taxes..................................    14,513
Minority Interest Expense...................................     4,485
                                                              --------
NET INCOME..................................................  $ 17,121
                                                              ========
SELECTED BALANCE SHEET DATA
Accounts Receivable, Net....................................  $ 83,636
Inventories.................................................    67,693
Prepaid Income Taxes and Other Current Assets...............    16,762
                                                              --------
Total Current Assets Excluding Cash and Investments.........   168,091
Property, Plant, and Equipment:
  Balance, beginning of year................................    22,799
  Additions.................................................     9,679
  Depreciation expense......................................    (9,102)
                                                              --------
  Balance, end of year......................................    23,376
Cost in Excess of Net Assets of Acquired Companies..........   159,035

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Special Committee entered into a letter agreement with Chase dated as of March 10, 1999 (effective February 22, 1999, until February 22, 2000), in connection with a previously announced restructuring of the Company which was subsequently superceded by the Offer. In connection with this prior engagement, Chase provided assistance to the Special Committee, including valuation analysis concerning the Company and its subsidiaries.

     The Special Committee entered into a new letter agreement with Chase dated as of May 2, 2000 (effective February 22, 2000) (the "Engagement Letter"), pursuant to which Chase was engaged to act as the Special Committee's financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, Chase agreed to act as a financial advisor to the Special Committee and render an opinion to the Special Committee with regard to fairness, from a financial point of view, to the Public Shareholders of the Exchange Ratio. In connection with the Engagement Letter, the Company agreed to pay Chase a fee of $1,500,000, all of which was paid upon the delivery by Chase of the fairness opinion. Under the terms of Section 2(a) of the letter agreement dated March 10, 1999, Chase was paid a $350,000 retainer. Section 2 of the Engagement Letter provides that such retainer shall be credited against the $1,500,000 fee due under the Engagement Letter, thus reducing the amount paid from $1,500,000 to $1,150,000. In addition, the Company has agreed to reimburse Chase for its reasonable legal expenses incurred in connection with its preparation and delivery of its opinion and up to $25,000 for its other reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Chase against certain liabilities incurred in connection with its engagement, including liabilities under Federal securities laws.

     The Special Committee also retained Hutchins, Wheeler & Dittmar, A Professional Corporation, to act as the legal advisor to the Special Committee in connection with the Offer.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days no transaction in the Shares has been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as indicated in Item 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (b) Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;
         (ii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

     (c) Except as set forth in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     The Information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.

Exhibit 1   Press release issued by Thermo Electron on January 31, 2000
            (incorporated by reference to Exhibit 99 to the Current
            Report on Form 8-K of Thermo Electron filed with the Commission on February 1, 2000)
Exhibit 2   Press release issued by Thermo Electron on March 8, 2000
            (incorporated by reference to Rule 425 communication filed with the Commission on March 8, 2000)
Exhibit 3   Press release issued by Thermo Electron on April 13,2000
            (incorporated by reference to the Rule 425 communication filed with the Commission on April 13, 2000)
Exhibit 4   Press release issued by Thermo Electron on May 1, 2000
            (incorporated by reference to the Rule 425 communication filed with the Commission on May 1, 2000)
Exhibit 5   Press release issued by the Company on May 12, 2000
Exhibit 6 Prospectus dated May 1, 2000 filed by Thermo Electron with the Commission on May 1, 2000 (incorporated by reference to Thermo Electron's registration Statement on Form S-4 (File
            No. 333-35982) filed with the Commission on May 1, 2000)
Exhibit 7   Letter to Shareholders dated May 12, 2000*
Exhibit 8   Opinion of Chase (included as Schedule I to this Schedule
            14D-9)*
Exhibit 9 Form of Indemnification Agreement by and between the Company and the directors and executive officers of the Company
Exhibit 10 Form of Indemnification Agreement by and between the directors and executive officers of the Company and Thermo
            Electron (incorporated by reference to Exhibit 10.1 of Thermo Electron's Registration Statement on Form S-4 (File
            No. 333-90661))
Exhibit 11  Selected Sections of the Company's Amendment No. 1 on Form
            10-K/A to its Annual Report on Form 10-K for its fiscal year ended January 1, 2000

---------------
* Included in materials being distributed by the Company to the Shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          THERMEDICS INC.,

                                          By:     /s/ T. ANTHONY BROOKS
                                            ------------------------------------
                                            Name:    T. Anthony Brooks
                                            Title:   Chairman of the Special
                                                     Committee of the Board of
                                                     Directors

                                          By:    /s/ NICHOLAS T. ZERVAS
                                            ------------------------------------
                                            Name:    Nicholas T. Zervas
                                            Title:   Member of the Special
                                                     Committee of the Board of
                                                     Directors
Dated: May 12, 2000